SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13D)
Under the Securities Exchange Act of 1934
RHI ENTERTAINMENT, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
74957T 104

(CUSIP Number)
James J. Connors, II
Vice President and General Counsel
Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
(212) 751-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Lou R. Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Henry S. Hoberman
1325 Avenue of Americas, 21st Floor
New York, New York 10019
(212) 977-9001
December 22, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KRH investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,900,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,900,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelso Interco VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) KEP VI AIV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelso AIV VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelso AIV GP VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelso AIV GP VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelso Blocker VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip E. Berney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank K. Bynum, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael B. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank J. Loverro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George E. Matelich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank T. Nickell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David I. Wahrhaftig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas R. Wall, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Connors, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Church M. Moore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanley de J. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,102,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,102,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,102,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
     The class of equity security to which this Schedule 13D relates is the common stock, $.01 par value (the “Common Stock”), of RHI Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1325 Avenue of the Americas, New York, New York 10019.
Item 2. Identity and Background
     This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): KRH Investments LLC, a Delaware limited liability company (“KRH”), Kelso Interco VII, LLC, a Delaware limited liability company (“Interco”), KEP VI AIV, LLC, a Delaware limited liability company (“KEP VI”), Kelso AIV VII, L.P., a Delaware limited liability partnership (“Kelso AIV”), Kelso AIV GP VII, L.P., a Delaware limited liability partnership (“Kelso AIV GP L.P.”), Kelso AIV GP VII, LLC, a Delaware limited liability company (“Kelso AIV GP LLC”), Kelso Blocker VII, LLC, a Delaware limited liability company (“Kelso Blocker”), Philip E. Berney, Frank K. Bynum, Jr., Michael B. Goldberg, Frank J. Loverro, George E. Matelich, Frank T. Nickell, David I. Wahrhaftig, Thomas R. Wall, IV, James J. Connors, II, Church M. Moore and Stanley de J. Osborne (each of Interco, KEP VI, Kelso AIV, Kelso AIV GP L.P., Kelso AIV GP LLC, Kelso Blocker and Messrs. Berney, Bynum, Goldberg, Loverro, Matelich, Nickell, Wahrhaftig, Wall, Connors, Moore and Osborne are collectively referred to as the “Kelso Group”).
     The principal business address of KRH and each of the individuals listed on behalf of KRH on Schedule I is:
c/o RHI Entertainment, Inc.
1325 Avenue of the Americas
New York, New York 10019
     The principal business address of the Kelso Group and each of the individuals listed on behalf of the Kelso Group on Schedule I is:
c/o Kelso & Company
320 Park Avenue
New York, New York 10022
     In connection with the Issuer’s initial public offering on June 23, 2008, the Issuer and KRH entered into the Amended and Restated Limited Liability Company Operating Agreement, as amended (the “LLC Agreement”) of RHI Entertainment Holdings II, LLC (“Holdings II”). The LLC Agreement provides KRH with the right to exchange its membership units in Holdings II for, at the Issuer’s option, either (i) shares of the Issuer’s Common Stock, (ii) cash or (iii) a combination of both shares of Common Stock and cash (the “Exchange Right”).
     Interco, KEP VI, Kelso AIV, Kelso AIV GP L.P, Kelso AIV GP LLC and Kelso Blocker are six private investment funds affiliated with Kelso & Company, L.P., a Delaware limited partnership and a private investment firm specializing in acquisition transactions (“Kelso”). The principal business of Interco and KEP VI is to both serve as members of KRH. Kelso Blocker and Kelso AIV are the sole members of Interco. Kelso AIV is also the sole member of Kelso Blocker. Kelso AIV GP L.P. is serving as the general partner of Kelso AIV and Kelso AIV GP LLC is serving as the general partner of Kelso AIV GP L.P.
     The present principal occupation of Frank T. Nickell is Chairman, President & Chief Executive Officer of Kelso. The present principal occupation of James J. Connors, II is Managing Director & General Counsel of Kelso. The present principal occupations of Philip E. Berney, Frank K. Bynum, Jr. Michael B. Goldberg, Frank J. Loverro, George E. Matelich, David I. Wahrhaftig, Thomas R. Wall, IV, Church M. Moore and Stanley de J. Osborne are Managing Directors of Kelso. Each of Messrs. Nickell, Connors, Berney, Bynum, Goldberg, Loverro, Matelich, Wahrhaftig, Wall, Moore and Osborne are citizens of the United States of America.
     The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated into this Item 2 by reference.
     None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the persons listed on Schedule I hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As discussed above, pursuant to the LLC Agreement, KRH was provided the Exchange Right. The transactions contemplated by the LLC Agreement did not require the payment of any cash consideration by any of the Reporting Persons to acquire the Exchanged Units (as defined in Item 4 below).

     For a description of the LLC Agreement, see Item 4, below, which is incorporated into this Item 3 by reference. References to and descriptions of the LLC Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such document which is attached as Exhibit 2 hereto and incorporated herein by this reference.
Item 4. Purpose of Transaction.
     On December 22, 2009, the Issuer issued and sold 9,900,000 shares of Common Stock to KRH in connection with KRH’s exchange right under the LLC Agreement (the “Exchange”). In connection with the Issuer’s initial public offering on June 23, 2008, the Issuer and KRH entered into the LLC Agreement, which provided KRH with the Exchange Right. On December 14, 2009, KRH provided notice to the Issuer of its intent to exercise its Exchange Right for 9,900,000 membership units in Holdings II (the “Exchanged Units”). The Board of Directors (the “Board”) of the Issuer determined that it was in the best interest of the Issuer to issue the Common Stock, and the Board authorized and approved the issuance and sale of the Common Stock, in exchange for the surrender and transfer of the Exchanged Units by KRH.
     Prior to consummation of the Exchange, the Issuer owned, as its sole material asset, all of the outstanding membership units in Holdings II other than 9,900,000 membership units in Holdings II that were owned by KRH (which represented 42.3% of KRH’s outstanding membership units). As a result of the Exchange, the Issuer currently owns, as its sole material asset, 100% of the outstanding membership units in Holdings II. The sale of the Common Stock was made pursuant to Section 4(2) of the Securities Act of 1933. In connection with the Issuer’s initial public offering, KRH and the Issuer entered into a Registration Rights Agreement, dated June 23, 2008 (the “Registration Rights Agreement”), which provides KRH with unlimited registration demand rights that can be exercised at any time in the future.
     KRH no longer has any director designation rights with respect to the Issuer under the Director Designation Agreement, dated as of June 23, 2008, by and between the Issuer and KRH (the “DDA”), because the DDA generally provides for such rights of designation based on KRH’s level of ownership of membership units in Holdings II. As result of the Exchange, KRH no longer owns any membership units in Holdings II and, thus, it is no longer a member of Holdings II. Instead, KRH owns 9,900,000 shares of the Issuer’s Common Stock (42.3% of its outstanding stock) and may vote its shares at the annual meeting for or against any director nominee.
     In connection with the Issuer’s initial public offering, the Issuer, Holdings II and KRH entered into the Tax Receivable Agreement, dated June 23, 2008 (the “TRA”), which generally provides for the payment by the Issuer to KRH of 85% of the amount of cash tax savings, if any, realized by the Issuer as a result of tax basis adjustments in the assets of Holdings II that are attributable to the membership units acquired by the Issuer pursuant to the Exchange Right.
     KRH entered into the Exchange for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through KRH’s ownership and control of the Issuer through its Exchanged Units and through the exercise of their voting rights with respect to the Common Stock KRH owns of the Issuer. In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire or dispose of additional shares of the Common Stock, depending upon an ongoing evaluation of its investment in the Common stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this schedule.
     References to and descriptions of the LLC Agreement, the Registration Rights Agreement, the DDA and the TRA set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are attached as Exhibits 2, 3, 4 and 5 hereto, respectively, and incorporated herein by this reference.
Item 5. Interest in Securities of the Issuer
     (a) - (b) The Reporting Persons may be deemed to be the beneficial owners of 9,900,000 shares of Common Stock (representing approximately 42.3% of the Common Stock outstanding as of April 15, 2009 according to the Issuer) by virtue of their power to vote or direct the voting of the Common Stock. Except as stated in the preceding sentence, the Reporting Persons do not have power to vote or direct the voting of the Common Stock, nor do they have the sole or shared power to dispose or to direct the disposition of the Common Stock.
     (c) Except for the transactions contemplated by the LLC Agreement, no transactions in the Common Stock were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule I hereto, during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 2, 3 and 4 is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Limited Liability Company Operating Agreement of RHI Entertainment Holdings II, LLC by and between RHI Entertainment, Inc. and KRH Investments LLC, dated as of June 23, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q for the period ending June 30, 2008 filed with the SEC on August 7, 2008).

Exhibit 3	Registration Rights Agreement by and between RHI Entertainment, Inc. and KRH Investments LLC, dated as of June 23, 2008 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 10-Q for the period ending June 30, 2008 filed with the SEC on August 7, 2008).

Exhibit 4	Director Designation Agreement by and between RHI Entertainment, Inc. and KRH Investments LLC, dated as of June 23, 2008 (incorporated by reference to

Exhibit 10.4 to the Issuer’s Form 10-Q for the period ending June 30, 2008 filed with the SEC on August 7, 2008).

Exhibit 5	Tax Receivable Agreement by and among RHI Entertainment, Inc., RHI Entertainment Holdings II, LLC and KRH Investments LLC, dated as of June 23, 2008 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q for the period ending June 30, 2008 filed with the SEC on August 7, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: December 22, 2009.

KRH INVESTMENTS LLC
By:	/s/ Henry S. Hoberman
Henry S. Hoberman
Executive Vice President, General Counsel & Secretary

KELSO INTERCO VII, LLC
By:	KELSO AIV VII, L.P., its member

By:	KELSO AIV GP VII, L.P., its general partner

By:	KELSO AIV GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

KEP VI AIV, LLC
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

KELSO AIV VII, L.P.
By:	KELSO AIV GP VII, L.P., its general partner

By:	KELSO AIV GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

KELSO AIV GP VII, L.P.
By:	KELSO GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

KELSO AIV GP VII, LLC
By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

KELSO BLOCKER VII, LLC
By:	KELSO AIV VII, L.P., its member

By:	KELSO AIV GP VII, L.P., its general partner

By:	KELSO AIV GP VII, LLC, its general partner

By:	/s/ James J. Connors, II
James J. Connors, II
Managing Member

PHILIP E. BERNEY
By:	/s/ James J. Connors, II, Attorney-in-Fact

FRANK K. BYNUM, JR
By:	/s/ James J. Connors, II, Attorney-in-Fact

MICHAEL B. GOLDBERG
By:	/s/ James J. Connors, II, Attorney-in-Fact

FRANK J. LOVERRO
By:	/s/ James J. Connors, II, Attorney-in-Fact

GEORGE E. MATELICH
By:	/s/ James J. Connors, II, Attorney-in-Fact

FRANK T. NICKELL
By:	/s/ James J. Connors, II, Attorney-in-Fact

DAVID I. WAHRHAFTIG
By:	/s/ James J. Connors, II, Attorney-in-Fact

THOMAS R. WALL, IV
By:	/s/ James J. Connors, II, Attorney-in-Fact

JAMES J. CONNORS, II

By:	/s/ James J. Connors, II

CHURCH M. MOORE
By:	/s/ James J. Connors, II, Attorney-in-Fact

STANLEY DE J. OSBORNE
By:	/s/ James J. Connors, II, Attorney-in-Fact

Schedule I
KRH Investments LLC
     The following table sets forth the name and present principal occupation of each managing member of KRH. The business address of each such person is c/o RHI Entertainment, Inc., 1325 Avenue of the Americas, New York, New York 10019 and each such person is a citizen of the United States.

Executive Officers	Present Principal Employment
Robert Halmi, Jr.	President and Chief Executive Officer
Peter von Gal	Chief Operating Officer
William J. Aliber	Chief Financial Officer
Henry S. Hoberman	Executive Vice President, General Counsel & Secretary
Timothy Clyne	Executive Vice President, Finance
Margaret Louis	Asst. Secretary
Teresa Marando	Asst. Secretary

Directors	Present Principal Employment
Robert A. Halmi Jr.	Director since 01/12/2006
Frank Loverro	Director since 01/12/2006
Michael Goldberg	Director since 01/12/2006
Kelso Group
     The following table sets forth the name and present principal occupation of each managing member of Interco, KEP VI, Kelso AIV, Kelso AIV GP L.P., Kelso AIV GP LLC and Kelso Blocker. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Employment
Frank T. Nickell	Chairman, President and Chief Executive Officer of Kelso
Thomas R. Wall, IV	Managing Director of Kelso
George E. Matelich	Managing Director of Kelso
Michael B. Goldberg	Managing Director of Kelso
David I Wahrhaftig	Managing Director of Kelso
Frank K. Bynum, Jr.	Managing Director of Kelso
Philip E. Berney	Managing Director of Kelso
Frank J. Loverro	Managing Director of Kelso
James J. Connors, II	Managing Director and General Counsel of Kelso
Church M. Moore	Managing Director of Kelso
Stanley de J. Osborne	Managing Director of Kelso